Exhibit 22.1
List of Guarantor Subsidiaries of Tri Pointe Homes, Inc.

The following subsidiaries of Tri Pointe Homes, Inc., a Delaware corporation (the “Company”), were guarantors of the Company’s 5.250% Senior Notes due 2027 and 5.700% Senior Notes due 2028 as of December 31, 2024:

Entity Name	Jurisdiction of Organization
Tri Pointe Holdings, Inc.	Washington
Tri Pointe Homes Arizona 91, LLC	Arizona
Tri Pointe Homes Arizona, LLC	Arizona
Tri Pointe Homes DC Metro, Inc.	Delaware
Tri Pointe Homes DFW, LLC	Texas
Tri Pointe Homes Holdings, Inc.	Delaware
Tri Pointe Homes IE-SD, Inc.	California
Tri Pointe Homes Nevada, Inc.	Nevada
Tri Pointe Homes Texas Holdings, LLC	Texas
Tri Pointe Homes Texas, Inc.	Texas
Tri Pointe Homes Washington, Inc.	Washington